# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BlueRiver Acquisition Corp., CIK 0001831006
CUSIP: G1261Q107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 250 West Nottingham Drive, Suite 400, San Antonio, Texas (TX), 78209
Date of event which requires filing of this statement: 05/05/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001708828

## Reporting persons
- Clear Street LLC: type of reporting person: broker-dealer (BD); citizenship or place of organization: New York (NY); sole voting power 110,123; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 110,123 (12.3% of the class)

## Item 1. Issuer
Name of issuer: BlueRiver Acquisition Corp.
Address of issuer's principal executive offices: 250 WEST NOTTINGHAM DRIVE SUITE 400 SAN ANTONIO TX 78209

## Item 2. Person Filing
Name of person filing: Clear Street LLC
Address of principal business office or, if none, residence: 4 WORLD TRADE CENTER, 150 Greenwich St Floor 45 New York, NY 10007
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 110123
Percent of class: 12.3
Sole power to vote or to direct the vote: 110123
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 110123
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Clear Street LLC: John DiBacco, Head of Markets Trading (05/05/2026)